September 11, 2019

Brian Dow
Chief Financial Officer
Pulse Biosciences, Inc.
3957 Point Eden Way
Hayward, CA 94545

       Re: Pulse Biosciences, Inc.
           Form 10-K for the Year Ended December 31, 2018
           Filed March 14, 2019
           File No. 001-37744

Dear Mr. Dow:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Electronics
and Machinery